Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

August 2, 2006

VIA EDGAR

Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Apple REIT Six, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarterly Period Ended March 31, 2006

File No. 0-51270

Dear Ms. van Doorn:

We are counsel to Apple REIT Six, Inc. (the “Company”). In that capacity, the Company has asked us to respond on its behalf to the comment in your letter dated July 19, 2006 to Mr. Bryan Peery, Chief Financial Officer of the Company. We set forth below the comment, as set forth in your letter, followed by the Company’s response.

Comment:

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Cash Flows, page 32

1.	Please tell us your accounting policy for the costs included in the line item cash paid for potential acquisition of hotels.

Response:

The amount set forth under the line item “Cash paid for potential acquisition of hotels” comprises purchase contract deposits and related costs associated with real properties under purchase contract. In this regard, we refer you to the last full paragraph on page 23 of the referenced report on Form 10-K, which more fully describes these properties and their purchase contracts:

The Company has entered into contracts for the purchase of eight additional hotels for a total purchase price of $84.9 million. Five of the eight

August 2, 2006

hotels are under construction and should be completed over the next 12 months. The other three hotels are expected to close in the first quarter of 2006. The contracts are subject to normal due diligence and no assurances can be given that all of the conditions to closing will be satisfied. It is anticipated substantially all of the purchase price will be paid from cash on hand and proceeds from the on-going sale of Units.

The Company’s accounting policy with respect to these costs follows paragraph 5 of Statement of Financial Accounting Standards No. 67 (“FAS67”) which provides that pre-acquisition costs “(a) shall be included as project costs upon the acquisition of the property or (b) to the extent not recovered by the sale of the options, plans, etc. shall be charged to expense when it is probable that the property will not be acquired.” If a particular property is acquired by the Company, these costs are capitalized as a part of the property acquisition. Conversely, if and when it is determined that a purchase will not occur under a particular purchase contract, these costs are charged to expense.

Please note that the Company structures its purchase contracts so that the majority if not all of contract deposits would be refunded in the event the Company decides not to proceed with closing of the acquisition of a property. Accordingly, to date, the Company has not had any material write-off of such pre-acquisition costs.

The Company will undertake to disclose in future filings its accounting policy for cash paid for potential acquisitions of (or deposits for) properties.

I hope the foregoing is responsive to your comment. Should you have any remaining questions or require any additional information, please do not hesitate to contact the undersigned at (direct dial) 804-775-1029. We are enclosing separately the statement from the Company with the required acknowledgements referred to in your letter.

We thank you for your attention to the Company’s filings.

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards

MBR/smk

cc:	David S. McKenney

Bryan F. Peery

David P. Buckley

APPLE REIT SIX, INC.

814 EAST MAIN STREET

RICHMOND, VA 23219

August 1, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Apple REIT Six, Inc.

File No. 0-51270

Gentlemen:

In connection with a contemporaneous response to a comment on a filing of Apple REIT Six, Inc. (the “Company”), as requested by the staff, the Company acknowledges and agrees as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, or if you require any additional information, please contact Martin Richards at McGuireWoods LLP at (direct dial) 804-775-1029.

Very truly yours,

APPLE REIT SIX, INC.

By:	/s/ Bryan F. Peery
Name:	Bryan F. Peery
Title	Chief Financial Officer